As filed with the Securities and Exchange Commission on May 23, 1997
                                                        Registration No. 333-
--------------------------------------------------------------------------------
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                           ---------------------------

                            SENECA FOODS CORPORATION
             (Exact name of registrant as specified in its charter)
                       New York                      16-0733425
                  (State or other jurisdiction     (I.R.S. Employer
              of incorporation or organization)    Identification No.)
                           1162 Pittsford-Victor Road
                            Pittsford, New York 14534
                                 (716) 385-9500
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                 KRAIG H. KAYSER
                      President and Chief Executive Officer
                           1162 Pittsford-Victor Road
                            Pittsford, New York 14534
                                 (716) 385-9500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           ---------------------------

                                   Copies to:
                            WILLIAM I. SCHAPIRO, Esq.
                        Jaeckle Fleischmann & Mugel, LLP
                             800 Fleet Bank Building
                             Buffalo, New York 14202
                                 (716) 856-0600
                           ---------------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                           ---------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection
with dividend or interest reinvestment plans, check the following box.     X
                                                                         -----

                           ---------------------------

                         CALCULATION OF REGISTRATION FEE
================================================================================

                                                                  Proposed Maximum       Proposed Maximum
           Title of Each Class               Amount to be          Offering Price            Aggregate              Amount of
            to be Registered                  Registered            Per Share (1)         Offering Price        Registration Fee
------------------------------------------------------------------------------------------------------------------------------------

Shares of Class A Common Stock,
par value $0.25 per share................       346,570                $17.125              $5,935,011             $1,788.49
====================================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act on the basis of the average of the high and low price of the Registrant's Class A Common Stock, as reported by the NASDAQ National Market on May 20, 1997 which was $17.125.

                           ---------------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------






                                   PROSPECTUS

                                 346,570 Shares

                            SENECA FOODS CORPORATION

                              Class A Common Stock

         All of the shares of Class A Common Stock, $0.25 par value per share ("Class A Common Stock") of Seneca Foods Corporation (the "Company") offered hereby (the "Offering") are being sold by The Pillsbury Company, a Delaware corporation ("Pillsbury" or the "Selling Security Holder"). See "Selling Security Holder" and "Risk Factors -- Leverage Considerations." The Company will receive no portion of the proceeds of the Offering. The Company's Class A Common Stock is traded in the over-the-counter market and quoted on the NASDAQ National Market under the symbol "SENEA" On May 20, 1997, the average of the high and low price of the Class A Common Stock as reported by the NASDAQ National Market was $17.125 per share.

         See "Risk Factors" on page 4 for a discussion of certain factors that should be considered by prospective purchasers of the Class A Common Stock offered hereby.

                      ------------------------------------



          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                        REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.


                      ------------------------------------



         THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON
                    OR ENDORSED THE MERITS OF THIS OFFERING.
                 ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


                      ------------------------------------






              The date of this Prospectus is ______________, 1997.




         No dealer, salesmen or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, any of the securities offered hereby in any jurisdiction to any person whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any date subsequent to the date hereof or that there has been no change in the affairs of the Company since such date or, in the case of information incorporated herein by reference, the date of filing with the Securities and Exchange Commission (the "Commission").

                           ---------------------------



                                TABLE OF CONTENTS
                                                                          Page

AVAILABLE INFORMATION........................................................ 2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................  3
RISK FACTORS................................................................  4
THE COMPANY................................................................. 12
SELLING SECURITY HOLDER..................................................... 13
PLAN OF DISTRIBUTION........................................................ 13
DESCRIPTION OF CAPITAL STOCK................................................ 14
LEGAL MATTERS............................................................... 19
EXPERTS  ................................................................... 20


                           ---------------------------


                              AVAILABLE INFORMATION


         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act") and, in accordance therewith, files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission:
Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's Web site can be found at http://www.sec.gov.

         The Class A Common Stock is listed on the NASDAQ National Market and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C.
20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933 ("Securities Act"), with respect to the Class A Common Stock offered hereby. The Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto (certain parts of which have been omitted in accordance with the rules and regulations of the Commission). For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise with the Commission, each such statement being qualified in all respects by such reference, schedules and exhibits. The Registration Statement including all exhibits thereby may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of the fees prescribed by the Commissioner.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following documents heretofore filed by the Company with the Commission are incorporated by reference in this Prospectus:

         1. Annual Report on Form 10-K for the fiscal year ended March 31, 1996.

         2. Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 1996.

         3. Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 1996.

         4. Quarterly Report on Form 10-Q for the fiscal quarter ended December 28, 1996.

         5. All other reports filed with the Commission by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act, as amended since March 31, 1996 and prior to the date of this Prospectus.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the respective dates of the filing of such documents. The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits not specifically incorporated by reference into the text of such documents). Requests should be directed to Devra A. Bevona, Treasurer, Seneca Foods Corporation, 1162 Pittsford-Victor Road, Pittsford, New York 14534 (telephone (716) 385-9500).

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  RISK FACTORS


   PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FOLLOWING CONSIDERATIONS, AS WELL AS THE OTHER INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE CLASS A COMMON STOCK.


Industry Conditions and Price and Volume Fluctuations

         The Company's financial performance and growth are related to conditions in the food processing industry, particularly the vegetable processing industry. The United States vegetable processing industry is a mature industry, with a relatively modest 1.8% compounded annual growth rate from 1988 to 1993. The Company's net sales are a function of product availability and market pricing. In the vegetable processing industry, product availability and market prices tend to have an inverse relationship: market prices tend to decrease as more product is available, whereas if less product is available, market prices tend to increase. Product availability is a direct result of plantings, growing conditions, crop yields and inventories, all of which vary from year to year. In addition, market price can be affected by the planting, inventory level and individual pricing decisions of the three or four largest processors in the industry. Generally, the market prices in the vegetable processing industry tend to adjust more quickly to variations in product availability than an individual processor can adjust its cost structure; thus, in an oversupply situation, a processor's margins likely will weaken, as suppliers generally are not able to adjust their cost structure as rapidly as market prices adjust for the over-supply. The Company typically has experienced lower margins during times of industry over-supply. There can be no assurance that the Company's margins will improve in response to favorable market conditions or that the Company will be able to operate profitably during depressed market conditions. See "Risk Factors -- Losses Incurred In The 1996 Fiscal Year."


Dependence on Alliance Agreement

         In connection with the acquisition by the Company of certain assets of the Green Giant(R) Division of Pillsbury, the Company entered into a 20 year First Amended and Restated Alliance Agreement dated December 8, 1994 and amended on February 10, 1995 (the "Alliance Agreement") with Pillsbury and Grand Metropolitan Incorporated ("GMI"), the parent of Pillsbury and a wholly-owned subsidiary of Grand Metropolitan plc. Pursuant to the Alliance

Agreement, the Company will process and sell to Pillsbury on a "cost plus" basis cases of shelf-stable vegetables and process or partially process certain frozen vegetables and asparagus for Pillsbury.

         In a transaction concurrent with the Alliance Agreement, the Company acquired from Pillsbury a substantial percentage of tangible assets used by Pillsbury for the production of its Green Giant(R) brand of shelf-stable and frozen vegetable products, including six plants located in the midwestern and northwestern United States (the "Alliance Plants"). Five Green Giant(R) production plants were retained by Pillsbury with the intention to close them. The purchase price for the acquired assets was $86.1 million, in payment of which the Company paid Pillsbury $13.1 million in cash and issued to Pillsbury an 8% Secured Nonrecourse Subordinated Promissory Note due September 30, 2009 (the "Pillsbury Note") in the principal amount of $73,025,000. The Company acquired additional Pillsbury assets in 1996, and, as a result, the principal amount of the Pillsbury Note was increased by $7,558,000. The Pillsbury Note requires the Company to pay annual installments of principal and a final major principal payment on September 30, 2009. Interest on the Pillsbury Note is required to be paid quarterly on each of the last days of March, June, September and December. As a result of Pillsbury's conversion of two principal installments totalling $6,000,000 into the Offered Shares (see "Selling Security Holder -- Pillsbury's Acquisition of the Offered Shares"); the next principal installment on the Pillsbury Note is due October 20, 1997, and the outstanding principal balance at December 28, 1996 is $74,583,000.

         Inasmuch  as  Pillsbury  will  have  sold  to  the  Company  or  closed substantially all of its Green Giant(R) production facilities and hopes to benefit under the Alliance Agreement by paying lower product costs than it might otherwise incur, both parties expect the Company to be a major supplier of Pillsbury's Green Giant(R) vegetable products. Green Giant(R) products packed by the Company in the Company's fiscal year ended March 31, 1996 and the nine-month period ended December 28, 1996 constituted approximately 30% and 59%, respectively, of the Company's sales for such period. The Company expects that, in the foreseeable future while the Alliance Agreement remains in effect, Green Giant(R) vegetables will be the largest single product line of the Company. During the Company's 1997 fiscal year, the Company and Pillsbury entered into an agreement pursuant to which the Company was permitted to sell Green Giant(R) products to an intervening buyer, which made agreements for the sale of those products to Pillsbury.

         The Alliance Agreement contains detailed provisions for determining fixed and variable manufacturing costs (including amortization of certain capital expenditures mutually agreed upon), warehousing costs, and costs of ancillary and special services requested by Pillsbury and provides for payment of certain fees to the Company. The parties intend that the result of all payments made each fiscal year by Pillsbury to the Company, exclusive of incentive payments described below, will result in the Company's having realized a recovery of its allowed costs, plus a profit on its sales to Pillsbury. The Company and Pillsbury have not publicly disclosed the profit targets, as they believe that disclosure would give competitors an unfair advantage. For the periods through March 31, 2000, Pillsbury will pay to the Company certain annual incentive payments which constitute a specified portion of any cost savings achieved by the Company and passed on to Pillsbury over targeted cost savings fixed by the parties for each such year.

         The Alliance Agreement has an initial term ending December 31, 2014, and will be automatically extended for additional five year terms unless terminated in accordance with the provisions of the Alliance Agreement. Under virtually all of the causes of termination enumerated in the Alliance Agreement, transfer to Pillsbury of legal title to the Alliance Plants and certain of the other assets which the Company acquired from Pillsbury and various financial adjustments between the parties will occur. Pillsbury holds mortgage and security interests in the property transferred to the Company and any replacement property to enforce its rights under the Alliance Agreement and the Pillsbury Note. Pillsbury will look to that property, and not to the other property of the Company, to satisfy its claims under the Pillsbury Note (except for damages in certain circumstances, such as the Company's fraud or intentional misconduct or its failure to turn over insurance or condemnation proceeds of the secured property or its failure to turn over the property as required by the Pillsbury Note or its failure to comply with the termination provisions of the Alliance Agreement). The Pillsbury Note has extensive provisions defining relative rights and remedies against the Company of Pillsbury and of the Company's long-term insurance lenders and revolving credit bank lenders in certain circumstances such as default by the Company.

         Termination of the Alliance Agreement will, in most cases, entitle the Company's principal lenders, including long-term insurance lenders and revolving credit bank lenders (and other bank lenders whose loan agreements incorporate the default provisions of the Company's revolving credit agreement), to declare a default under the Company's loan agreements with them. The principal lenders have a security interest in certain payments to be received by the Company from Pillsbury on termination of the Alliance Agreement. Unless the Company were to enter into a new substantial supply relationship with Pillsbury or another major vegetable marketer and acquire substantial production capacity to replace the Alliance Plants, any such termination would very substantially reduce the Company's sales. If termination were to occur while substantial indebtedness of the Company to its insurance lenders and revolving credit bank lenders were outstanding, a restructuring of the debt payment terms might be necessary to avoid a payment default.

         The Company's sales and financial performance under the Alliance Agreement and its sales of Green Giant(R) products will depend to a significant extent on the Company's success in producing quality Green Giant(R) vegetables at competitive prices and Pillsbury's success in marketing the products produced by the Company. The ability of Pillsbury to successfully market these products will depend upon its sales force, as well as the factors described above under "Risk Factors -- Industry Conditions and Price and Volume Fluctuations." The Company cannot give assurance as to the volume of Pillsbury's sales and cannot control many of the key factors affecting that volume. Further, the Alliance Agreement contains extensive covenants by the Company with respect to quality and delivery of products, maintenance of the Alliance Plants and other standards related to performance. If the Company were to fail in its performance of these covenants, Pillsbury would be entitled to terminate the Alliance Agreement. There can be no assurance that the Company will successfully perform its obligations under the Alliance Agreement so as not to permit a termination of the Alliance Agreement by Pillsbury.


Losses Incurred in the 1996 Fiscal Year

         The 1995 packing season, which occurred in the Company's fiscal year ended March 31, 1996, resulted in an after-tax loss of $10,147,000 for the Company. The major causes of the losses were:

                  (1) Reduced production, particularly in the Company's Eastern Division vegetable plants. The Company experienced start-up problems during and after installation of new equipment and relocation and modification of existing Pillsbury equipment which was removed from closed Pillsbury plants and installed in Company plants. The Company made aggregate capital expenditures of $67,897,000 involving 37 separate projects to prepare for a larger volume pursuant to the Alliance Agreement. The magnitude of that capital program, which had to be completed in approximately six months' time to be ready for the 1995 pack season, exceeded any prior capital program by the Company within a comparable period of time. During the 1996 packing season, the Eastern Division plants, which had generated the greatest problems in 1995, generally performed in accordance with the Company's expectations.

                  (2) During the summer of 1995, operations in the Eastern Division (New York plants) were adversely affected by the worst drought in New York in 20 years, which further reduced Eastern Division vegetable production.

The combination of these two factors resulted in a non-recurring charge of $15,078,000, before income tax benefit, for the 1996 fiscal year.

         The 1996 fiscal year was the first year of operation under the Alliance Agreement. The Company did not receive orders from Pillsbury at the originally-anticipated levels because of the existence of substantial Green Giant(R) vegetable inventories carried over from the prior (pre-Alliance Agreement) year. Consequently, the Company substantially increased its finished inventory levels and had to defer the conversion of inventory to sales. This adversely affected the Company's cash flow and income and necessitated a modification of certain financial covenants in the Company's loan agreements with its revolving credit bank lenders and its insurance lenders, as the Company could not have complied with the unmodified covenants.

         As a fruit processor, the Company's profit margins are also affected by fluctuations in fruit prices, which have affected the Company's operating margins throughout its history. The Company produces approximately two-thirds of the apple concentrate which it uses in its own products and purchases the remainder from apple-producing regions throughout the world. During the two-year period ended March 31, 1997, apple concentrate was in relatively short supply, and its cost increased substantially. Consumer demand for apple juice is price-sensitive, so that, in periods of high concentrate costs, the Company cannot raise selling prices high enough to maintain its desired profit margins without sacrificing sales volume. The disparity between cost of supply and selling price adversely affected the Company's frozen apple juice profit margins during the two-year period ended March 31, 1997. The high apple concentrate prices in mid-1997 are expected to adversely affect apple juice revenues for at least the first half of fiscal year 1998. Thereafter, the direction of apple concentrate prices will be alternately affected by the autumn apple harvests in the Northern Hemisphere and March to May harvests in the Southern Hemisphere. See "Risk Factors -- Industry Conditions and Price and Volume Fluctuations."


         Nine-Month Period Ended December 28, 1996. In the 1997 fiscal year, the Company's unaudited financial results through the first nine months ended December 28, 1996, showed income before income taxes of $12,606,000 as compared to a loss of $15,267,000 in the comparable nine months of the 1996 fiscal year. The December 28, 1996 income includes gain on the sale of Moog Inc. common stock of $7,501,000 and gain on the sale of a warehouse of $1,640,000. The prior period results include gain on the sale of a warehouse of $4,279,000 and the non-recurring charge of $15,078,000, before income tax benefit, mentioned above.


Leverage Considerations

         The purchase of the Alliance Plants, the cost of the substantial capital improvements effected prior to the 1995 packing season and the significant increase in the Company's working capital requirements to produce and hold large inventories of products packed for Pillsbury under the Alliance Agreement, has resulted not only in substantially increased sales, but has also increased Company debt and total debt relative to total assets. The following table illustrates the increased leverage position of the Company at the fiscal year and period-end dates listed below.

                                                 December 28,
                                                     1996              March 31,          March 31,           July 31,
                                                 (unaudited)             1996                1995               1994
                                                 -----------           ---------          ---------           --------

Total outstanding debt (000 omitted)               $259,703            $340,264            $227,074            $59,425
Current ratio                                     2.07:1.00            1.57:1.00          3.21:1.00           2.22:1.00
  (current assets:current liabilities)
Ratio of total assets to total liabilities        1.26:1.00            1.21:1.00          1.31:1.00           1.76:1.00
Long-term debt/equity                                245%                249%                244%                58%
Total liabilities/equity                             388%                476%                324%               131%



         To reduce the current relative level of debt, in the last quarter of fiscal year 1996, the Company consummated a transaction whereby Pillsbury converted $6,000,000 of the Company's principal indebtedness to Pillsbury under the Pillsbury Note into Class A Common Stock of the Company (which is the stock being sold in the Offering). Also, in the first quarter of the fiscal year ended March 31, 1997, the Company sold for $12,863,000 a portion of its investment in the stock of Moog Inc., realizing a gain of $7,501,000 before income tax and expenses.

         The Alliance Agreement does not require Pillsbury to adhere to any particular schedule of interim purchases of inventory; however, Pillsbury is required to purchase from the Company, by various specified dates, all remaining unpurchased inventory which was packed for Pillsbury in the preceding fiscal year's pack plan. These required purchase dates, which differ for particular products, occur on various dates from April 1 through October 1 following the fiscal year of the pack. From time to time the Company has accelerated the sale inventories of finished goods packed for Pillsbury by selling the goods to an unrelated investor which owned the goods until it affected their subsequent sale to Pillsbury. The Company is anticipating similar transactions in the future to accelerate sales of Green Giant(R) goods and reduce its working capital requirements, but it can give no assurance that these transactions will be consummated.

         The terms and conditions of the Company's revolving credit facility and the other indebtedness of the Company currently impose restrictions that affect, among other things, the ability of the Company to incur debt, create liens, pay dividends, make acquisitions and make capital expenditures. Terms of the Company's indebtedness also require it to satisfy certain financial covenants on a monthly basis. The ability of the Company to make cash payments to satisfy its indebtedness and to comply with such financial or similar covenants as may be contained in future agreements will depend upon its future operating performance, which is subject to prevailing economic conditions, and to financial, business and other factors beyond the Company's control. See "Risk Factors -- Dependence on Alliance Agreement," and "-- Losses Incurred in the 1996 Fiscal Year" immediately preceding this paragraph. In addition, the Company's debt service obligations and related financial and operating covenants could limit its ability to withstand competitive pressures or a downturn in its business or in the economy.



Seasonality and Quarterly Fluctuations

         The Company's operations are affected by the growing cycle of the vegetables it processes. When the vegetables are ready to be picked, the Company must harvest and process the vegetables or forego the opportunity to process fresh picked vegetables for an entire year. Most of the Company's vegetables are grown by farmers under contract to the Company. Consequently, the Company must pay the contract grower for the vegetables even if the Company cannot or does not harvest or process them. Most of the Company's production occurs during the second quarter of each fiscal year (due to the timing of crop production and climate conditions) and a majority of sales occur during the third and fourth quarter of each fiscal year (due to seasonal consumption patterns for its products). Accordingly, inventory levels are highest during the second and third quarters, and accounts receivable levels are highest during the third and fourth quarters. Net sales generated during the third and fourth quarters of each fiscal year have a significant impact on the Company's results of operations. Because of seasonal fluctuations, there can be no assurance that the results of any particular quarter will be indicative of results for the full year or for future years.


Competition

         All of the Company's products compete with those of other national, major and smaller regional food processing companies under highly competitive conditions. Some of the Company's major competitors are Del Monte Corporation and Dean Foods in the vegetable business. The Company also sells vegetable products which may compete with products manufactured for Pillsbury under the Alliance Agreement or by other companies. The Company's competitors in the fruit juice business and fruit products include the Minute Maid division of Coca-Cola Company, the Mott's product line of Cadbury-Schweppes plc, Tropicana Products, Ocean Spray, TreeTops and others. All of the competitors specifically identified in this paragraph have greater sales and assets than the Company. Continued industry consolidation also may increase the market strength of the Company's larger competitors.


Each of the Shares Being Offered Has Low Voting Power

         Each share of Class A Common Stock has one-twentieth (1/20) of one vote on all matters requiring a shareholder vote, while each share of Class B Common Stock, $0.25 par value per share ("Class B Common Stock"), as well as each share of the Company's outstanding preferred stock, has one vote. As of the date of this offering, the families of Arthur S. Wolcott and Kraig H. Kayser (the "Wolcott and Kayser Families" or the "Wolcott or Kayser Families") collectively exercise approximately 50% of the total voting power of the Company. This capital structure and the concentrated ownership of the Wolcott and Kayser Families in the Class B Common Stock and the Company's preferred stock are likely to limit or preclude the chances of success for a tender offer or other takeover proposal or proxy contest which could remove directors if the Wolcott and Kayser Families are opposed. Accordingly, there is a diminished possibility of the shareholders receiving and accepting hostile takeover bids, which are usually made at premiums over then-current market prices of the target company stock. Moreover, in the election of directors and other matters which are not subject to a class vote, holders of Class A Common Stock have substantially less voting power than holders of the Class B Common Stock proportionate to the relative market value of those two classes of stock. See "Description of Capital Stock -- Description of Class A Common Stock and Class B Common Stock -- Voting."


Certain Anti-Takeover Provisions

         Certain provisions of the Alliance Agreement and the Company's credit facilities, Charter and Bylaws could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, the Company. The Bylaws and Charter provide, among other things, for staggered board of directors' terms. See "Description of

Capital Stock -- Restrictions on Acquisition of the Company -- Certain Charter and Bylaw Provisions." The Alliance Agreement states that it may be terminated by Pillsbury if any person acquires 30% or more of the combined voting power of the Company's then outstanding voting securities, or the shareholders of the Company approve certain specified business transactions. The Company's long term credit facility provides that certain lenders may require the Company to prepay certain of its indebtedness if (i) any person or group (other than directly or indirectly through the Wolcott or Kayser Families) acquires shares of the Company representing more than 50% of the total number of votes which the Company's Shareholders shall be entitled to cast in the election of directors; or (ii) the Wolcott and Kayser Families shall cease to own, directly or indirectly, at least 25% of the Company. The Company's revolving credit facility provides that an event of default occurs if (i) any person or group, other than the Wolcott or Kayser Families, acquires capital stock possessing either 30% or more of the total number of votes which the Company's shareholders shall be entitled to cast or the right to elect 30% or more of the Company's Board of Directors, or (ii) during any period of 12 consecutive months, the individuals who at the beginning of such 12 month period were directors of the Company cease for any reason to constitute a majority of the Board of Directors of the Company.


No Dividends

         The Company has historically not declared or paid any cash dividends on its shares of common stock, and does not anticipate paying such dividends in the foreseeable future. Furthermore, the Company's multi-year credit facilities restrict, and future credit agreements may restrict, the payment of dividends without lender permission. See "Risk Factors -- Leverage Considerations."


Dependence on Key Personnel

         The Company's success is dependent to a great extent on its current management team and other key personnel, the loss of one or more of whom could have a material adverse effect on the Company. The Company does not maintain key person life insurance policies on any of its executive officers.


Regulation

         United States and foreign governmental laws, regulations and policies directly affect the agricultural industry and the vegetable processing industry. The Company is subject to regulation by the Food and Drug Administration, the United States Department of Agriculture, the Federal Trade Commission, the Environmental Protection Agency and various state agencies with respect to the production, packaging, labeling and distribution of its food products. In addition, the disposal of solid and liquid vegetable waste material resulting from the preparation and processing of foods is subject to various federal, state and local laws and regulations relating to the protection of the environment. In some international markets, there are regulations and policies designed to discourage the importation of agricultural commodities. The application or modification of existing, or the adoption of new laws, regulations or policies could have an adverse effect on the Company's business and results of operations.


                                   THE COMPANY


         The Company, a New York corporation, conducts its business almost entirely in food processing which currently contributes approximately 99% of the Company's sales. The Company is a leading producer of canned and frozen vegetables, apple products, grape products and bottled, canned and frozen fruit juice drinks. For the fiscal year ended March 31, 1996, canned and frozen vegetables represented approximately 66% of the Company's food processing volume and the apple products category contributed 17% of the Company's processed food sales. The Company's Seneca(R) brand frozen apple concentrate continues its position as the nation's number one seller. Of the remaining food processing sales, grape products accounted for 4% and bottled, canned, and frozen fruit juice drinks accounted for the remaining 13% in the March 31, 1996 fiscal year.

         The Company sells its products to retail and institutional markets. The products sold in retail markets are sold (i) under the Company's own brands, including Seneca(R), Libby's(R), Nature's Favorite(R) and TreeSweet(R), (ii) under private labels, including food markets' private brands and brands of other producers and distributors of food products and (iii) under the brand name Green Giant(R) pursuant to agreements with Pillsbury. See "Risk Factors -- Dependence on Alliance Agreement."

         In the Company's fiscal year ended March 31, 1996, the Company's revenues from food products sales were attributable approximately 26% to its own brands, 31% to private labels, 33% to Pillsbury and 10% to institutional food distributors.

         The Company also operates a non-food division, Seneca Flight Operations, which provides air charter service primarily to industries located in upstate New York. Seneca Flight Operations contributes approximately 1% to the Company's sales.



                             SELLING SECURITY HOLDER


                                                                                      Number of Shares
                                Number of Shares           Number of Shares           of Class A Common
                                of Class A Common          of Class A                 Stock Assuming
Name of Selling                 Stock Owned as of          Common Stock to be         Sale of Shares
Security Holder                 May 23, 1997               Registered                 Registered Hereunder
---------------                 -----------------          ------------------         --------------------

The Pillsbury Company                     346,570                    346,570                        0



The shares to be  registered  constitute  approximately  11% of the  outstanding
Class A Common Stock of the Company.


Pillsbury's Acquisition of the Offered Shares

         The Offered Shares are owned by Pillsbury and were issued to Pillsbury by the Company on March 20, 1996, pursuant to Pillsbury's exercise of an option granted to it on September 28, 1995, to convert $6,000,000 principal amount of indebtedness owed by the Company on the Pillsbury Note into Class A Common Stock. The option was exercised on December 21, 1995, at an exercise price of $17.3125 per share. The indebtedness so converted constituted the first two installments of principal, each installment in the sum of $3,000,000. The two principal installments converted to Class A Common Stock were originally due on October 20, 1995 and 1996, respectively.

                              PLAN OF DISTRIBUTION


         The Offered Shares are offered for the Selling Security Holder or for the account of pledgees, donees, transferees or other successors in interest of the Selling Security Holder. Such sales may be made on the NASDAQ National Market at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. Such transactions may include, but are not limited to, one or more of the following: (i) a block trade in which the broker or dealer so engaged will attempt to sell the Offered Shares as an agent, but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer for its account pursuant to this Prospectus; or (iii) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the Selling Security Holder may arrange for other brokers or dealers to participate. In the event of a transaction hereunder in which a broker or dealer acts as a principal (other than to facilitate an installment sale transaction, or to a market maker acting as such in routine transactions in the over-the-counter market), this Prospectus will be supplemented to provide material facts with respect to such transaction.

         Brokers or dealers involved in sales hereunder will receive commissions or discounts from the Selling Security Holder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales, and any profits or commissions earned by them in such transactions may be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Security Holder has been advised that it is subject to the applicable provisions of the Exchange Act, including without limitation, Rules 10b-5, 10b-6 and 10b-7 thereunder.


                          DESCRIPTION OF CAPITAL STOCK


         The Company is authorized to issue 10,000,000 shares of Class A Common Stock, 10,000,000 shares of Class B Common Stock (Class A Common Stock and Class B Common Stock collectively are referred to as "Common Stock"), 200,000 shares of Six Percent (6%) Voting Cumulative Preferred Stock, $0.25 par value per share ("6% Preferred Stock"), 30,000 shares of Preferred Stock Without Par Value, 1,000,000 shares of Ten Percent (10%) Cumulative Convertible Voting Preferred Stock - Series A Preferred Stock, $0.25 stated value per share ("10% Series A Preferred Stock") and 400,000 shares of Ten Percent (10%) Cumulative Convertible Voting Preferred Stock - Series B Preferred Stock, $0.25 stated value per share ("10% Series B Preferred Stock") (the 6% Preferred Stock, No Par Value Preferred Stock, 10% Series A Preferred Stock and 10% Series B Preferred Stock are collectively referred to as "Preferred Stock"). The Company currently has issued and outstanding: 3,143,125 shares of Class A Common Stock, 2,796,555 shares of Class B Common Stock, 200,000 shares of 6% Preferred Stock, 407,240 shares of 10% Series A Preferred Stock and 400,000 shares of 10% Series B Preferred Stock.


Description of Class A Common Stock and Class B Common Stock

         Voting. Under the Company's Charter, the holders of Class A Common Stock and Class B Common Stock have the right to vote for the election of all directors and on all other matters submitted to the shareholders of the Company. Subject to the Class A Special Rights discussed in detail below, each share of Class B Common Stock is entitled to one full vote on all matters on which shareholders currently are entitled to vote, including the election of directors. Each holder of Class A Common Stock is entitled to one-twentieth (1/20) of one vote per share on all matters on which shareholders are entitled to vote, including the election of directors. Cumulative voting is not authorized for the holders of Common Stock. See "Risk Factors -- Each of The Shares Being Offered Has Low Voting Power."

                  The holders of Class A Common Stock are entitled to vote as a separate class on any proposal to amend the Charter to increase the authorized number of shares of Class B Common Stock, unless the increased authorization does not exceed the number of shares of Class B Common Stock which must be issued in a proposed stock dividend with respect to Class B Common Stock and an equivalent stock dividend of Class A Common Stock will be effected concurrently with respect to Class A Common Stock.

                  In addition, Section 804 of the Business Corporation Law of New York confers upon the holders of Class A Common Stock the right to vote as a class on any amendment to the Company's Charter which would (i) exclude or limit the shareholders' right to vote on any matter, except as such rights may be limited by voting rights given to new shares then being authorized; (ii) change Class A Common Stock by (a) reducing the par value, (b) changing the shares into a different number of the same class or into a different or same number of shares of a different class, or (c) fixing, changing or abolishing the designation of Class A Common Stock or any series thereof or any of the relative rights, preferences, and limitations of the shares; or (iii) subordinate their rights by authorizing shares having preferences which would be in any respect superior to their rights. Other provisions of the New York Business Corporation Law would entitle holders of Class A Common Stock to vote as a separate class for approval of any plan of merger, consolidation or exchange which would effect any change in Class A Common Stock described in the preceding sentence.

                  On proposals on which holders of Class A Common Stock are entitled to vote as a separate class, the proposal must be approved by a majority of the Class A Common Stock votes cast at the meeting at which the voting occurs. Consequently, holders of Class A Common Stock, by withholding such approval, can defeat a proposal notwithstanding that holders of a majority of Class B Common Stock vote in favor of the proposal.

         Dividends and Other Distributions. Each share of Class A Common Stock and Class B Common Stock is equal in respect to dividends and other distributions in cash, stock or property except that (i) if declared, a dividend or distribution in shares of the Company on Class A Common Stock will be paid only in Class A Common Stock, and (ii) if declared, a dividend or distribution in shares of the Company on Class B Common Stock will be paid only in Class B Common Stock. The number of shares so paid as a dividend or distribution on each share of Class A Common Stock and Class B Common Stock shall be equal, although the class of the shares so paid shall differ depending upon whether the recipient of the dividend is a holder of Class A Common Stock or Class B Common Stock.

         Mergers and Consolidations. In the event of a merger, consolidation, or combination of the Company with another entity (whether or not the Company is the surviving entity) or in the event of dissolution of the Company, the holders of Class A Common Stock will be entitled to receive the same per share consideration as the per share consideration, if any, received by holders of Class B Common Stock in that transaction. However, any shares of common stock that holders of Class A Common Stock become entitled to receive in the transaction may have terms substantially similar to the Class A Common Stock themselves. Thus, the surviving entity in any such transaction could have a dual-class capital structure like that of the Company and could, upon consummation of the merger or consolidation, give full voting shares to the holders of Class B Common Stock and one-twentieth (1/20) voting shares to the holders of Class A Common Stock.

         Class A Special Rights. The Company's Certificate of Incorporation contains a two- pronged "Class A Special Rights" provision which ensures that holders of Class A Common Stock will not be unfairly treated in the event that a person attempts to gain control of the Company.

                  First, the Class A Special Rights seek to prevent a person who has crossed a certain ownership threshold from gaining control of the Company by acquiring Class B Common Stock without buying Class A Common Stock. If any person acquires more than 15% of the outstanding Class B Common Stock after August 5, 1995 (the "Threshold Date"), and does not acquire after the Threshold Date a percentage of the Class A Common Stock outstanding at least equal to the percentage of Class B Common Stock that the person acquired in excess of the 15% threshold, such person will not be allowed to vote shares of Class B Common Stock acquired in excess of the 15% threshold. For example, if a person acquires 20% of the outstanding Class B Common Stock after the Threshold Date but acquires no Class A Common Stock, that person would be unable to vote the 5% of the Class B Common Stock acquired in excess of the 15% threshold. With respect to persons who owned Common Stock of the Company on or prior to the Threshold Date, only shares of Class B Common Stock acquired after the Threshold Date will be counted in determining whether that shareholder has exceeded the 15% threshold for acquisitions of Class B Common Stock and only acquisitions of Class A Common Stock after the Threshold Date will be counted in determining whether that shareholder's Class A Common Stock acquisitions have been at least equal to the acquisition of Class B Common Stock in excess of the 15% threshold. The inability of the person to vote the excess Class B Common Stock will continue until such time as a sufficient number of shares of Class A Common Stock have been acquired by the person to satisfy the requirements of the Class A Special Rights.

                  The  second  prong  of  the  Class  A  Special  Rights  is  an
"Equitable Price" requirement. It is intended to prevent a person seeking to acquire control of the Company from paying a discounted price for the Class A Common Stock required to be purchased by the acquiring person under the first prong of the Class A Special Rights. These provisions provide that an Equitable Price has been paid for shares of Class A Common Stock only when they have been acquired at a price at least equal to the greater of (i) the highest per share price paid by the acquiring person, in cash or in non-cash consideration, for any Class B Common Stock acquired within the 60 day periods preceding and following the acquisition of the Class A Common Stock or (ii) the highest closing market sale price of Class B Common Stock during the 30 day periods preceding and following the acquisition of the Class A Common Stock. The value of any non-cash consideration will be determined by the Board of Directors of the Company acting in good faith. The highest closing market sale price of a share of Class B Common Stock will be the highest closing sale price reported by NASDAQ National Market or on any such other securities exchange then constituting the principal trading market for either class of the Common Stock. In the event that no quotations are available, the highest closing market sale price will be the fair market value during the 30 day periods preceding and following the acquisition of a share of Class B Common Stock as determined by the Board of Directors of the Company acting in good faith. The Equitable Price Provision is intended to require a person seeking to acquire control of the Company to buy the Class B Common Stock and the Class A Common Stock at virtually the same time and the same price, as might occur in a tender offer, to ensure that the acquiring person would be able to vote the Class B Common Stock acquired in excess of the 15% threshold.

                  Under the Class A Special Rights, an acquisition of Class B Common Stock is deemed to include any shares that an acquiring Person acquires directly or indirectly, in one transaction or a series of transactions, or with respect to which that person acts or agrees to act in concert with any other person (an "Acquisition"). As used in the preceding sentence, "Person" includes one or more persons and entities who act or agree to act in concert with respect to the Acquisition or disposition of Class B Common Stock or with respect to proposing or effecting a plan or proposal to (a) a merger, reorganization or liquidation of the Company or a sale of a material amount of its assets, (b) a change in the Company's Board of Directors or management, including any plan or proposal to fill vacancies on the Board of Directors or change the number or term of Directors, (c) a material change in the business or corporate structure of the Company, or (d) any material change in the capitalization or dividend policy of the Company. Unless there are affirmative attributes of concerted action, however, "acting or agreeing to act in concert with any other Person" does not include acts or agreements to act by Persons pursuant to their official capacities as directors or officers of the Company or because they are related by blood or marriage.

                  For purposes of calculating the 15% threshold, the following Acquisitions and increases are excluded: (i) shares of Class B Common Stock held by any Person on the Threshold Date, (ii) an increase in a holder's percentage ownership of Class B Common Stock resulting solely from a change in the total number of shares of Class B Common Stock outstanding as a result of a repurchase of Class B Common Stock by the Company since the last date on which that holder acquired Class B Common Stock, (iii) Acquisitions of Class B Common Stock (a) made pursuant to contracts existing prior to the Threshold Date, including the Acquisition of Class B Common Stock pursuant to the conversion provisions of the Preferred Stock outstanding prior to the Threshold Date, (b) by bequest or inheritance or by operation of law upon the death or incompetency of any individual, and (c) by any other transfer made without valuable consideration, in good faith and not for the purpose of circumventing the Class A Special
Rights. A gift made to any Person who is related to the donor by blood or marriage, a gift made to a charitable organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986 or a successor provision and a gift to a Person who is a fiduciary solely for the benefit of, or which is owned entirely by, one or more persons or entities (a) who are related to the donor by blood or marriage or (b) which is a tax-qualified charitable organization or (c) both will be presumed to be made in good faith and not for purposes of circumventing the restrictions imposed by the Class A Special Rights.

                  The Class A Special Rights also provide that, to the extent that the voting power of any share of Class B Common Stock cannot be exercised pursuant to the provision, that share will be excluded from the determination of the total shares eligible to vote for any purpose for which a vote of shareholders is taken.

         Convertibility. The Class B Common Stock is convertible into Class A Common Stock at any time on a share-for-share basis. The Class A Common Stock is not convertible into shares of Class B Common Stock unless the number of outstanding shares of Class B Common Stock falls below 5% of the aggregate number of outstanding shares of Class B Common Stock and Class A Common Stock. In that event, immediately upon the occurrence thereof, all of the outstanding Class A Common Stock is converted automatically into Class B Common Stock on a share-for-share basis and Class B Common Stock will no longer be convertible into Class A Common Stock. For purposes of this provision, Class B Common Stock or Class A Common Stock repurchased by the Company and not reissued is not considered to be "outstanding" from and after the date of repurchase.

                  In the event of any such conversion of the Class A Common Stock, certificates which formerly represented outstanding shares of Class A Common Stock thereafter will be deemed to represent a like number of shares of Class B Common Stock, and all common stock then authorized will be deemed to be Class B Common Stock.

         Preemptive Rights. Neither the Class A Common Stock nor the Class B Common Stock carry any preemptive rights enabling a holder to subscribe for or receive shares of the Company of any class or any other securities convertible into any class of the Company's shares.

         Transferability; Trading Market. The Class A Common Stock and the Class B Common Stock are freely transferable and are listed for trading on the NASDAQ National Market.


Description of Preferred Stock

         None of the Company's Preferred Stock will be issued in the Offering. No dividends or other distributions are payable on the Company's Common Stock unless such dividends or distributions are first paid on the Preferred Stock. In the event of a liquidation or dissolution of the Company, the outstanding shares of Preferred Stock would have priority over the Common Stock in the distribution of the remaining assets of the Company. The 10% Series A Preferred Stock is convertible into shares of Common Stock on the basis of one share of Class A Common Stock and one share of Class B Common Stock for every 20 shares of 10% Series A Preferred Stock. The 10% Series B Preferred Stock is convertible into Common Stock on the basis of one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of 10% Series B Preferred Stock.

Restrictions on Acquisition of the Company--Certain Charter and Bylaw Provisions

         In addition to the restrictions imposed by the "Class A Special Rights" provisions, the Company's Certificate of Incorporation contains two super-majority voting provisions. Paragraph 5 of the Company's Certificate of Incorporation provides that the affirmative vote of two-thirds of the shares present and entitled to vote at the meeting is necessary to amend the Bylaws of the Company. Paragraph 6 provides that a director may be removed regardless of cause only upon the affirmative vote of two-thirds of the shares entitled to vote for the election of that director. Both of these provisions reduce the possibility of the shareholders receiving and accepting hostile takeover bids, mergers, proxy contests, removal of current management, removal of directors or other changes in control.

         The Bylaws of the Company require the affirmative vote of two-thirds of the shares present and entitled to vote to (i) effectuate an amendment to the Bylaws of the Company and (ii) remove a director of the Company.

         The Bylaws provide for the staggered voting of directors for three-year terms so that shareholders desiring to replace the incumbent directors and gain control of the Board would be required to win at least two successive annual contests before their nominees constituted a majority of directors. See "Risk Factors -- Certain Anti-Takeover Provisions."


Agreements Restricting Change in Control of the Company

         The Alliance Agreement and certain significant agreements between the Company and its lenders provide for penalties in the event of a change of control of the Company as defined in the respective agreements.


                                  LEGAL MATTERS


         Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York will pass upon certain legal matters with respect to the shares offered hereby for the Company.

                                     EXPERTS


         The consolidated financial statements and the related consolidated financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The reports of Deloitte & Touche LLP refer to a change in the Company's method of accounting for inventories and to a change in accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

         The following is a list of the expenses the Registrant expects to pay in connection with the issuance and distribution of the shares registered hereby. The Company will be responsible for the payment of these expenses; provided, however, that Pillsbury will be responsible for costs of printing to the extent such costs exceed $2,500.

         Filing and Registration Fees...............................  $ 1,798.49
         Legal Fees and Expenses*...................................  $15,000.00
         Cost of Printing*..........................................  $ 1,000.00
         Accounting Fees and Expenses*..............................  $     0.00
         Miscellaneous Expenses*......................................$ 2,201.51

              Total...................................................$20,000.00

                                ----------------

   *  Estimated


Item 15.  Indemnification of Directors and Officers.

         The Company's Certificate of Incorporation provides that the Company is required to indemnify each and every officer or director of the Company, even those whose term has expired, for any and all expenses actually and necessarily incurred by such director or officer in connection with the defense of any action, suit or proceeding in which he is made a party by reason of being or having been a director or officer of the Company. The Company is not required to indemnify a director or officer for matters as to which such officer or director is adjudged to be liable for neglect or misconduct in the performance of his duties as director or officer. Further, the rights of the officers or directors to indemnification are not exclusive of any other rights to which an officer or director of the Company is entitled.

         Under the Company's Bylaws, the Company has the authority to indemnify its directors and officers to the fullest extent permitted by the New York Business Corporation Law (sections 721-726) (the "BCL"). The Bylaws, reflecting New York law, extend such protection to any person made or threatened to be made a party to any action or proceeding, including an action by or in the right of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, which any director, officer or employee of the Company served in any capacity at the request of the Company, by reason of the fact that such director or officer, his testator or intestate, is or was a director or officer of the Company or is or was serving such enterprise at the request of the Company. The Bylaws provide that such indemnification may be authorized pursuant to the terms and conditions of
(i) a resolution of  shareholders;  (ii) a resolution of the Board of Directors;
(iii) an agreement providing for such indemnification or (iv) any judicial or other legal authority which entitles the director, officer or employee to such indemnification.

         The BCL provides that, if successful on the merits or otherwise, an officer or director is entitled to indemnification by the Company against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of such action or proceeding, or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or at least not opposed to, the best interests of the Company. The termination of any action or proceeding by judgment, settlement, conviction or plea of nolo contendere, or its equivalent, does not itself create the presumption that such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or not opposed to, the best interests of the Company or that he had reasonable cause to believe that his conduct was unlawful.

         If a corporation fails to provide indemnification to its directors or officers, the BCL provides that despite any contrary resolution of the board of directors or shareholders, indemnification may be awarded by application to the appropriate judicial authority. Application for such court-ordered indemnification may be made either in the civil action or proceeding in which the expenses were incurred or other amounts were paid or to the supreme court in a separate proceeding.

Item 16.  Exhibits.

Exhibit
Number            Description

3(i)              The  Company's  Restated  Certificate  of  Incorporation,   as
                  amended (Incorporated by reference to Exhibit 3.1 to the Company's 10-Q/A filed August 1995 for the quarter ended July 1, 1995)

3(ii) The Company's Bylaws, as amended (Incorporated by reference to Exhibit 3.3 to the Company's 10-Q/A filed August 1995 for the quarter ended July 1, 1995)

 4(i) Note Agreement related to the $75,000,000 note with The Prudential Insurance Company of America (Incorporated by reference to Exhibit 99 to the Company's 10-Q for the quarter ended January 28, 1995)

 4(ii) Note Agreement related to the $50,000 note with John Hancock Mutual Life Insurance Company (Incorporated by reference to
                  Exhibit 99 to the Company's 10-Q for the quarter ended January 28, 1995)

 5                Opinion of Jaeckle Fleischmann & Mugel, LLP (filed herewith)

10(i) Asset Purchase Agreement related to the transaction with the Green Giant(R) Division of Pillsbury (Incorporated by reference to Exhibit 2(A) to the Company's statement on Form 8-K dated February 24, 1995)

10(ii) Alliance Agreement related to the transaction with the Green Giant(R)Division of Pillsbury (Incorporated by reference to Exhibit 2(B) to the Company's statement on Form 8-K dated February 24, 1995)

10(iii) Secured Nonrecourse Subordinated Promissory Note related to the transaction with the Green Giant(R) Division of Pillsbury (Incorporated by reference to Exhibit 2(C) to the Company's statement on Form 8-K dated February 24, 1995)

23(i)             Consent of Deloitte & Touche LLP (filed herewith)

23(ii)            Consent of Jaeckle Fleischmann & Mugel, LLP (contained in
                  Exhibit 5 above)

24                Power of Attorney (filed herewith at page II-6)

Item 17.  Undertakings.

         The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                  (5) It will (i) file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (ii) include any prospectus required by Section 10(a)(3) of the Securities Act; (iii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iv) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (6) For purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein; and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (7)  It  will   remove  from   registration   by  means  of  a
         post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                        SIGNATURES AND POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Pittsford, New York, on May 23, 1997.

                                            SENECA FOODS CORPORATION


                                            By: /s/ Kraig H. Kayser
                                                Kraig H. Kayser, President
                                                and Chief Executive Officer

         Each person whose signature appears below constitutes and appoints Kraig H. Kayser and Arthur S. Wolcott, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                                   Title                                   Date



/s/ Arthur S. Wolcott                              Chairman and Director                  May 11, 1997
Arthur S. Wolcott



/s/ Kraig H. Kayser                                President, Chief Executive             May 12, 1997
Kraig H. Kayser                                    Officer and Director



/s/ Philip G. Paras                                Vice President-Finance                  May 9, 1997
Philip G. Paras

                                                       II-6





          Signature                                Title                                      Date



/s/ Jeffrey L. Van Riper                           Controller and Secretary               May 12, 1997
Jeffrey L. Van Riper                              (Principal Accounting Officer)



/s/Robert T. Brady                                 Director                               May 14, 1997
Robert T. Brady



/s/ David L. Call                                  Director                               May 13, 1997
David L. Call



                                                   Director                              ______________, 1997
Edward O. Gaylord



/s/ G. Brymer Humphreys                            Director                              May 13, 1997
G. Brymer Humphreys



                                                   Director                             ______________, 1997
Susan W. Stuart


223866